Contact

www.linkedin.com/in/marcus-stephens-0aa1b645 (LinkedIn)
www.repax.com (Company)


## Top Skills

Marketing Management
Small Business Consulting
Branding

# Marcus Stephens

President/Chief Brand Officer at ThoughtGeneration a cloud-based creative agency.

Silver Spring, Maryland, United States

## Summary


As the EVP of Brand Marketing at Sagamore Spirit, I lead a team of talented professionals in creating and executing innovative marketing strategies that drive brand awareness and customer engagement. With over 6 years of experience in this role, I have successfully launched new products, managed large-scale campaigns, and collaborated with cross-functional teams to deliver results.

Prior to joining Sagamore Spirit, I was the Executive Creative Director at Plank Industries, where I oversaw the creative direction of multiple brands and projects. I have a strong background in fine arts and marketing, which enables me to bring a unique perspective and creativity to my work. I am passionate about building strong relationships with clients and stakeholders, and I am always looking for new ways to challenge myself and grow as a professional.


## Experience

### ThoughtGeneration

President

February 2023 - Present (2 years 4 months)

United States

### Sagamore Spirit

EVP of brand marketing

September 2017 - October 2023 (6 years 2 months)

United States

### Plank Industries

Executive Creative Director

October 2014 - June 2022 (7 years 9 months)

Baltimore, Maryland

### Repax

President / CEO
June 2010 - December 2013 (3 years 7 months)

Under Armour
12 years 11 months

Sr. Creative Director
February 1999 - December 2011 (12 years 11 months)

Sr. Creative Director
2000 - 2011 (11 years)

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# Education

Frostburg State University
Fine and Studio Arts, Marketing · (1992 - 1997)